UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Furniture Brands International, Inc.
(Name of Issuer)

Common Stock, US$1.00 Stated Value
(Title of Class of Securities)

360921100
(CUSIP Number)

Mr. Shan Huei Kuo
Samson Holding Ltd.
Level 28, Three Pacific Place
1 Queen’s Road East
Hong Kong
(852) 2980-1338

With a copy to:

Mr. James C. Lin
Davis Polk & Wardwell
18th Floor, The Hong Kong Club Building
3A Chater Road, Central
Hong Kong
(852) 2533-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 360921100

1.	NAME OF REPORTING PERSONS Samson Holding Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 816,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 816,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 816,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 360921100

1.	NAME OF REPORTING PERSONS Advent Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 816,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 816,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 816,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14.	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. 360921100

1.	NAME OF REPORTING PERSONS Magnificent Capital Holding Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 816,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 816,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 816,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14.	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. 360921100

1.	NAME OF REPORTING PERSONS Sun Fortune Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 6,255,860 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 6,255,860 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,255,860 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 360921100

1.	NAME OF REPORTING PERSONS Trade Decade Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 149,513 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 149,513 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,513 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 360921100

1.	NAME OF REPORTING PERSONS Mr. Shan Huei Kuo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF, OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 7,221,373 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 7,221,373 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,221,373 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

CUSIP No. 360921100

1.	NAME OF REPORTING PERSONS Ms. Yi-Mei Liu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF, OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 7,071,860 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 7,071,860 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,071,860 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

This Amendment No. 1 amends the initial statement on Schedule 13D (the “Schedule 13D”) relating to the common stock, US$1.00 stated value (the “Shares”), of Furniture Brands International, Inc., a Delaware corporation (the “Issuer”), jointly filed with the Securities and Exchange Commission on October 1, 2007 by (i) Samson Holding Ltd., a Cayman Islands company (“Samson Holding”), (ii) Advent Group Limited, a British Virgin Islands company, (iii) Magnificent Capital Holding Limited, a British Virgin Islands company, (iv) Sun Fortune Investments Limited, a British Virgin Islands company (“Sun Fortune”), (v) Trade Decade Limited, a British Virgin Islands company (“Trade Decade”), (vi) Mr. Shan Huei Kuo, and (vii) Mr. Kuo’s wife, Ms. Yi-Mei Liu (collectively, the “Reporting Persons”).  The Reporting Persons hereby supplement Items 3 and 4 and amend Items 6 and 7 of the Schedule 13D as follows.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented to add the following:

The aggregate consideration for the Shares to be purchased by Samson Holding from Sun Fortune and Trade Decade pursuant to a purchase agreement dated December 19, 2007 by and among the parties (the “Purchase Agreement”) is US$60,590,985.  Such consideration will be satisfied by the issue of 296,754,439 and 7,092,334 ordinary shares of Samson Holding (the “Purchaser Shares”) to Sun Fortune and Trade Decade, respectively, at an issue price of HK$1.5558 (equivalent to approximately US$.1994, based on the HK$:US$ exchange rate of 7.8019:1.0000) per Purchaser Share.  A copy of the Purchase Agreement is attached hereto as Exhibit B, which is incorporated herein by reference.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented to add the following:

Samson Holding intends to purchase the 6,255,860 Shares and 149,513 Shares currently held by Sun Fortune and Trade Decade, respectively, pursuant to the Purchase Agreement.  Samson Holding views the 816,000 Shares it currently holds as an attractive strategic investment given that the Issuer is a major customer of Samson Holding and in a business that is complementary to Samson Holding’s businesses.  As it will better position Samson Holding to explore the potential for long-term value creation of this strategic investment, Samson Holding believes it to be in its interest to consolidate the aggregate 6,405,373 Shares currently held by Sun Fortune and Trade Decade into a single holding by Samson Holding of 7,221,373 Shares.  Samson Holding will fund the purchase of such Shares through the issue of new Purchaser Shares to Sun Fortune and Trade Decade in order to maintain its financial flexibility and to ensure that Samson Holding continues to drive its organic growth through ongoing investment in its businesses and, in the current weak U.S. furniture industry environment, can take advantage of acquisition opportunities as they are identified.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated as follows:

On December 19, 2007, Sun Fortune, Trade Decade and Samson Holding entered into the Purchase Agreement pursuant to which Samson Holding agreed to acquire the 6,255,860 Shares and 149,513 Shares held by Sun Fortune and Trade Decade, respectively, constituting all the Shares held by Sun Fortune and Trade Decade, respectively.  The consideration and the terms of the Purchase Agreement were arrived at after arm’s length negotiations between Sun Fortune, Trade Decade and Samson Holding.

The aggregate consideration payable by Samson Holding for the Shares pursuant to the Purchase Agreement is US$60,590,985, which amounts to US$9.4594 per share, being the lowest per share price at which Sun Fortune and Trade Decade purchased the Shares.  The consideration will be satisfied by the issue of 296,754,439 and 7,092,334 Purchaser Shares by Samson Holding to Sun Fortune and Trade Decade, respectively, at an issue price of HK$1.5558 (equivalent to approximately US$.1994, based on the HK$:US$ exchange rate of 7.8019:1.0000) per Purchaser Share, credited as fully paid.  The aggregate market value of such Purchaser Shares is HK$464,885,563 (equivalent to approximately US$59,586,199, based on the HK$:US$ exchange rate of 7.8019:1.0000) as of December 19, 2007.  The Purchaser Shares are proposed to be issued pursuant to a specific mandate to be sought from the independent shareholders of Samson Holding at an extraordinary general meeting to be convened for that purpose.  Application will be made to the Stock Exchange of Hong Kong Limited (the “HKSE”) for the listing of, and permission to deal in, the Purchaser Shares.

The closing for the transactions contemplated by the Purchase Agreement is conditional upon satisfaction of, amongst other things, the following conditions:

(i) the passing of resolutions by the requisite majority of independent shareholders of Samson Holding to approve the performance by Samson Holding of the transactions contemplated under the Purchase Agreement and the issue of the Purchaser Shares;

(ii) the application to the HKSE for the listing of, and permission to deal in, the Purchaser Shares having been approved by the HKSE with or without conditions;

(iii) that Samson Holding shall have received on the closing date a certificate or certificates dated the closing date and signed by an executive officer of each of Sun Fortune and Trade Decade to the effect that the representations and warranties of such seller made pursuant to the Purchase Agreement are true and correct as of the closing date and that such seller has complied with all of the obligations and satisfied all of the conditions on its part to be performed or satisfied under the Purchase Agreement on or before the closing date;

(iv) that each of Sun Fortune and Trade Decade shall have received on the closing date a certificate or certificates dated the closing date and signed by an executive officer of Samson Holding to the effect that the representations and warranties of Samson Holding made pursuant to the Purchase Agreement are true and correct as of the closing date and that Samson Holding has complied with all of the obligations and satisfied all of the conditions on its part to be performed or satisfied under the Purchase Agreement on or before the closing date; and

(v) no relevant government, governmental, quasi-governmental, statutory or regulatory body, court or agency having granted any order or made any decision that restricts or prohibits the implementation of the transactions contemplated in the Purchase Agreement.

The Purchase Agreement may be terminated by any party in writing:

(i) by mutual written agreement of the parties;

(ii) by any party if the application to the HKSE for the listing of, and permission to deal in, the Purchaser Shares shall not have been approved;

(iii) by any party if Samson Holding shall have failed to obtain the approval of its independent shareholders in accordance with the Purchase Agreement; or

(iv) by any party if the sale and purchase of the Shares and the issue of the Purchaser Shares as contemplated in the Purchase Agreement shall not have been consummated by June 19, 2008 (as may be extended by mutual written agreement of the parties), provided that no party whose willful breach of any provision of the Purchase Agreement has resulted in such transactions not being consummated by such date shall be entitled to terminate the Purchase Agreement.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement attached hereto as Exhibit B, which is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit A: Schedule 13D Joint Filing Agreement, dated December 20, 2007, by and among the Reporting Persons.

Exhibit B: Purchase Agreement, dated December 19, 2007, by and among Samson Holding, Sun Fortune and Trade Decade.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 20, 2007

Samson Holding Ltd.

By:	/s/ Mohamad Aminozzakeri
Name:	Mr. Mohamad Aminozzakeri
Title:	Executive Director

Advent Group Limited

By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo
Title:	Executive Director

Magnificent Capital Holding Limited

By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo
Title:	Executive Director

Sun Fortune Investments Limited

By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo
Title:	Executive Director

Trade Decade Limited

By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo
Title:	Executive Director

By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo

By:	/s/ Yi-Mei Liu
Name:	Ms. Yi-Mei Liu

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the undersigned hereby agree to (i) the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and (ii) that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness and accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe such information is inaccurate.

The Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 20th day of December, 2007.

Samson Holding Ltd.

By:	/s/ Mohamad Aminozzakeri
Name:	Mr. Mohamad Aminozzakeri
Title:	Executive Director

Advent Group Limited

By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo
Title:	Executive Director

Magnificent Capital Holding Limited

By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo
Title:	Executive Director

Sun Fortune Investments Limited

By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo
Title:	Executive Director

Trade Decade Limited

By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo
Title:	Executive Director

By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo

By:	/s/ Yi-Mei Liu
Name:	Ms. Yi-Mei Liu

EXHIBIT B

PURCHASE AGREEMENT

PURCHASE AGREEMENT (“Agreement”) made as of the 19th day of December, 2007.

BY AND AMONG

(A)	SUN FORTUNE INVESTMENTS LIMITED (“Sun Fortune”), a company incorporated under the laws of the British Virgin Islands;

(B)
TRADE DECADE LIMITED (“Trade Decade”), a company incorporated under the laws of the British Virgin Islands (each of Trade Decade and Sun Fortune is hereinafter referred to as a “Seller”, and they are collectively referred to as the “Sellers”); and

(C)	SAMSON HOLDING LTD. (“Samson Holding” or the “Purchaser”), a company incorporated under the laws of the Cayman Islands (the Sellers and the Purchaser are hereinafter referred to as the “Parties”).

WHEREAS

Each Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from each Seller, an aggregate of such number of shares of common stock (“Common Shares”) of Furniture Brands International Inc. (the “Company”), a company incorporated under the laws of the State of Delaware in the United States, as set forth opposite the name of such Seller on Annex I hereto (referred to as such Seller’s “Sale Shares”), for a consideration consisting of such number of ordinary shares of the Purchaser (“Purchaser Shares”) as set forth opposite the name of such Seller on Annex I hereto, on the terms and subject to the conditions set out in this Agreement.

NOW IT IS HEREBY AGREED as follows:

1.	Purchase and Sale.

On the terms and subject to the conditions of this Agreement, (i) each Seller hereby agrees to sell to the Purchaser, and the Purchaser hereby agrees to purchase from such Seller, such Seller’s Sale Shares representing all of the Common Shares legally and beneficially owned by such Seller as of the date of this Agreement, at the terms set out below and free from all pledges, liens, security interests or other encumbrances, and with all rights attaching thereto, and (ii) in consideration for the sale by each Seller of its Sale Shares, the Purchaser hereby agrees to issue to such Seller, and such Seller hereby agrees to subscribe for, such number of Purchaser Shares as set forth opposite the name of such Seller on Annex I hereto, at the terms set out below and free from all pledges, liens, security interests or other encumbrances.

2.	Settlement.

On or before 9.30 a.m. (New York time) on the first succeeding Business Day following the receipt of all conditions set forth in Section 6 (other than those conditions that by their nature are to be satisfied on the Settlement Day and will in fact be satisfied on the Settlement Day) or such other date as Parties may agree (the “Settlement Day”): (i) the Purchaser shall issue and deliver to each Seller (in certificated or book-entry format) such number of Purchaser Shares as set forth opposite the name of such Seller on Annex I hereto, at an issue price per Purchaser Share of HK$1.5558, and (ii) against such share issuance, such Seller shall cause its Sale Shares to be delivered to the Purchaser.

As used herein, the term “Business Day” means any day other than a day on which banks are permitted or required to be closed in New York City, New York, United States and Hong Kong.

As used herein, the term “Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

As used herein, the term “Hong Kong Dollars” or “HK$” means Hong Kong dollars, the lawful currency of Hong Kong.

As used herein, the term “US Dollars” or “US$” means US dollars, the lawful currency of the United States of America.

3.	Purchase Price.

The Parties hereto agree that (i) the aggregate purchase price to be paid for each Seller’s Sale Shares hereunder shall be the product of the number of such Seller’s Sale Shares multiplied by US$9.4594, being the lowest per share price at which the Sellers purchased any Sale Share, and (ii) such aggregate purchase price shall be satisfied by the issue of Purchaser Shares (rounded down to the nearest share), at an issue price per Purchaser Share of HK$1.5558 (equivalent to US$0.1994, based on the HK$:US$ spot exchange rate of 7.8019:1.0000, as of 4.30 p.m., Hong Kong time, on the date of this Agreement), being the volume-weighted average closing price of the Purchaser Shares for the five trading-day period ended on the date of this Agreement.

4.	Representations, Warranties and Undertakings.

(A)	Each Seller hereby makes to the Purchaser the representations, warranties and undertakings set forth in Annex II hereto as of the date hereof and as of the Settlement Day.

(B)
Each Seller shall notify the Purchaser forthwith if, on or prior to the Settlement Day, it comes to its knowledge that any of the representations, warranties or undertakings set out in Annex II hereto ceases to be true and correct or becomes misleading in any material respect or that there has been any material breach of any such representations, warranties or undertakings.

(C)	The Purchaser makes to each Seller the representations, warranties and undertakings set forth in Annex III hereto as of the date hereof and as of the Settlement Day.

(D)
The Purchaser shall notify each Seller forthwith if, on or prior to the Settlement Day, it comes to its knowledge that any of the representations, warranties or undertakings set out in Annex III hereto ceases to be true and correct or becomes misleading in any material respect or that there has been any material breach of any such representations, warranties or undertakings.

5.	Indemnity.

Each Seller agrees to indemnify the Purchaser for itself and on trust for the indemnified persons (as defined below) in accordance with Annex IV hereto.

6.	Conditions to Closing.

The obligations of the Purchaser and the Sellers hereunder are subject to the following conditions:

(A)
that the Sale Shares pursuant to this Agreement, are in all respects conditional upon the passing of a resolution by the shareholders of the Purchaser approving the purchase by the Purchaser of the Sale Shares from each Seller and the issue of the Purchaser Shares to the Sellers in accordance with the terms herein (the “Requisite Shareholder Approval”) in accordance with the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “HKSE”);

(B)	that the application to the HKSE for the listing of, and permission to deal in, the Purchaser Shares to be issued hereunder having been approved by the HKSE with or without conditions; and

(C)
that no relevant government, governmental, quasi-governmental, statutory or regulatory body, court or agency having granted any order or made any decision that restricts or prohibits the implementation of the transactions contemplated in this Agreement.

The obligations of the Purchaser hereunder are subject to the additional condition that the Purchaser shall have received on the Settlement Day a certificate or certificates dated the Settlement Day and signed by an executive officer of each Seller to the effect that the representations and warranties of such Seller made pursuant to the Agreement are true and correct as of the Settlement Day and that the Seller has complied with all of the obligations and satisfied all of the conditions on its part to be performed or satisfied under this Agreement on or before the Settlement Day.

The obligations of each Seller hereunder are subject to the additional condition that such Seller shall have received on the Settlement Day a certificate or certificates dated the Settlement Day and signed by an executive officer of the Purchaser to the effect that the representations and warranties of the Purchaser made pursuant to the Agreement are true and correct as of the Settlement Day and that the Purchaser has complied with all of the obligations and satisfied all of the conditions on its part to be performed or satisfied under this Agreement on or before the Settlement Day.

7.	Termination.

Notwithstanding anything contained in this Agreement, this Agreement may be terminated:

(A)	by mutual written agreement of the Parties;

(B)	by any Party if the application to the HKSE for the listing of, and permission to deal in, the Purchaser Shares in accordance with Section 6(B) above shall not have been approved;

(C)	by any Party if the Purchaser shall have failed to obtain the Requisite Shareholder Approval in accordance with Section 6(A) above; or

(D)
by any Party if the sale and purchase of the Sale Shares and the issue of the Purchaser Shares as contemplated hereunder shall not have been consummated by June 19, 2008 (as may be extended by mutual written agreement of the Parties), provided that no Party whose willful breach of any provision of this Agreement has resulted in such transactions not being consummated by such date shall be entitled to terminate this Agreement under this sub-section 7(D).

Any Party desiring to terminate the Agreement pursuant to Section 7(B), Section 7(C) or Section 7(D) above shall given written notice of such termination to the other Parties.  Upon termination of the Agreement, the Parties to this Agreement shall (except for any liability arising before or in relation to such termination) be released and discharged from their respective obligations under this Agreement.

8.	Miscellaneous.

(A)
Any time, date or period mentioned in this Agreement may be extended by mutual agreement between the Parties hereto, but as regards any time, date or period originally fixed or any time, date or period so extended as aforesaid, time shall be of the essence.

(B)
The representations, warranties, agreements, undertakings and indemnities in this Agreement shall continue in full force and effect despite any completion of the purchase of the Sale Shares under the Agreement.

(C)
No announcement concerning the sale and purchase of any of the Sale Shares under this Agreement or any ancillary matter shall be made by any Party without the prior written approval of the other Parties, such approval not to be unreasonably withheld or delayed.   Notwithstanding the foregoing sentence, each Party may, after consultation with the other Parties, make an announcement or issue a circular to its shareholders concerning the transactions contemplated by this Agreement or any ancillary matter if required by: (x) law; (y) the Listing Rules; or (z) any securities exchange or regulatory or governmental body to which that Party (or its holding company) is subject, wherever situated, whether or not the requirement has the force of law.

(D)
Subject to the terms and conditions of this Agreement, each of the Parties hereby agrees to use its reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective the transactions contemplated by this Agreement in the most expeditious manner practicable.

(E)	Entire Agreement

(i)	This Agreement, with its Annexes, shall constitute the entire agreement on the subject matter among the Parties.
(ii)
Except in the case of fraud, no Party shall have any right of action against any other Party to this Agreement arising out of or in connection with any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement made or given by any person at any time prior to the date of this Agreement except to the extent that it is repeated in this Agreement.

(iii)	This Agreement may only be varied in writing signed by each of the Parties.

9.	Expenses.

Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

10.	Notices.

(A)
Any notice to be given under this Agreement shall be in writing and shall be delivered to or sent by registered or recorded post or by facsimile transmission to the Parties’ respective addresses as set out in sub-section (B) below. Any such notice shall be deemed served on the Business Day of actual receipt; where actual receipt occurs on a day which is a Saturday, Sunday, bank holiday which is not a Business Day or where actual receipt occurs outside normal business hours on a Business Day, the effective date of service shall be the first Business Day following the date of actual receipt or, if earlier, the date upon which receipt shall have been acknowledged.

(B)	The respective addresses and facsimile numbers of the Parties are as follows:

Sun Fortune:
13/F, No. 200
Sec. 4, Wen Shin Road
Taichung, Taiwan
Republic of China
Attention: Yi-Mei Liu
Fax:  +886-422930288

Trade Decade:
13/F, No. 200
Sec. 4, Wen Shin Road
Taichung, Taiwan
Republic of China
Attention: Shan Huei Kuo
Fax: +886-422930288

Samson Holding:
Level 28, Three Pacific Place
1 Queen's Road East
Hong Kong
Attention: Yi-Mei Liu
Fax: +852-25451628

with a copy to:

Davis Polk & Wardwell
18th Floor, The Hong Kong Club Building
3A Chater Road
Hong Kong
Attention: James C. Lin
Fax: +852-2533-3388

11.	Governing Law; Submission to Jurisdiction.

This Agreement shall be governed by and construed in accordance with the laws of Hong Kong.

The courts of Hong Kong shall have jurisdiction to settle any dispute arising out of or in connection with this Agreement.

Nothing contained in this Agreement shall affect the right to serve process in any other jurisdiction for the purposes of the enforcement or execution of any judgment or other settlement in any other courts.

12.	Counterparts.

This Agreement may be signed in several counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

IN WITNESS WHEREOF this Agreement has been duly executed as of the day and year first before written.

SUN FORTUNE INVESTMENTS LIMITED

By:	/s/ Shan Huei Kuo
	Name:	Mr. Shan Huei Kuo
	Title:	Executive Director

TRADE DECADE LIMITED

By:	/s/ Shan Huei Kuo
	Name:	Mr. Shan Huei Kuo
	Title:	Executive Director

SAMSON HOLDING LTD.

By:	/s/ Mohamad Aminozzakeri
	Name:	Mr. Mohamad Aminozzakeri
	Title:	Executive Director

ANNEX I

Seller	Sale Shares	Purchaser Shares

Sun Fortune Investments Limited	6,255,860	296,754,439

Trade Decade Limited	149,513	7,092,334

ANNEX II

Sellers’ Representations, Warranties and Undertakings

Each Seller hereby represents, warrants and undertakes to the Purchaser that:

i.	such Seller is validly existing as a company under the laws of the jurisdiction of its incorporation;

ii.
such Seller has full right, power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement, and all actions required to be taken by such Seller for the due and proper corporate authorization, execution and delivery of this Agreement and for the due and proper corporate authorization of the consummation of the transactions contemplated hereby has been duly and validly taken;

iii.	this Agreement has been duly authorized, executed and delivered by such Seller;

iv.
the execution and delivery by such Seller of, and the performance by such Seller of its obligations under, this Agreement, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, pledge, deed of trust, loan agreement or other material agreement or instrument to which such Seller is a party or by which such Seller is bound or to which any of the properties or assets of such Seller is subject, contravene any provision of applicable law or the articles of association or other constitutive documents of such Seller or any agreement or other instrument binding upon such Seller that is material to such Seller, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over such Seller;

v.
no consent, approval, authorization or order of, or qualification with, any governmental body or agency or authorities is required for the execution, delivery and performance by such Seller of its obligations under this Agreement;

vi.
such Seller has, and immediately prior to the delivery of the Sale Shares on the Settlement Day as contemplated by the Agreement, will have, good and valid title to the Sale Shares to be sold by it on such date free and clear of all liens, encumbrances, equities or claims and the legal right and power, and all authorizations and approvals required by law, to sell, assign, transfer and deliver such Seller’s Sale Shares to be sold on such date by such Seller;

vii.
no stamp or other issuance or transfer taxes, levies or duties or any other tax and no capital gains, income, withholding or other taxes are payable in connection with (A) the sale and delivery by such Seller of its Sale Shares to the Purchaser or (B) the performance by such Seller of its obligations under this Agreement;

viii.
such Seller has not taken nor will take, directly, or indirectly, any action which is designed to or which has constituted or which would reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company, in each case in violation of applicable laws, to facilitate the sale or resale of such Seller’s Sale Shares;

ix.
neither such Seller nor any of its affiliates (as defined in Rule 501(b) of Regulation D under the U.S. Securities Act of 1933, as amended (the “Securities Act”), an “Affiliate”) nor anyone acting on its or their behalf has (i) sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act) in a manner that would require registration of such Seller’s Sale Shares under the Securities Act or (ii) engaged or will engage in any form of general solicitation or general advertising in connection with the offering of such Seller’s Sale Shares (as those terms are used in Regulation D under the Securities Act); and

x.
such Seller is not aware of any material or price-sensitive information regarding the Company or its securities that is not public which if made public would be likely to have a significant effect on the price of the Common Shares.

ANNEX III

Purchaser’s Representations, Warranties and Undertakings

The Purchaser hereby represents, warrants and undertakes to each Seller as follows:

i.	the Purchaser is validly existing as a company under the laws of the jurisdiction of its incorporation;

ii.
the Purchaser has full right, power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement, and except for the Requisite Shareholder Approval (as defined in the Agreement), all actions required to be taken by the Purchaser for the due and proper corporate authorization, execution and delivery of this Agreement and for the due and proper corporate authorization of the consummation of the transactions contemplated hereby has been duly and validly taken;

iii.	this Agreement has been duly authorized, executed and delivered by the Purchaser;

iv.
the execution and delivery by the Purchaser of, and the performance by the Purchaser of its obligations under, this Agreement (including the issuance of the Purchaser Shares), subject to the receipt of the Requisite Shareholder Approval, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, pledge, deed of trust, loan agreement, or other material agreement or instrument to which the Purchaser is a party or by which the Purchaser is bound or to which any of the properties or assets of the Purchaser is subject, contravene any provision of applicable law or the articles of association or other constitutive documents of the Purchaser or any agreement or other instrument binding upon the Purchaser that is material to the Purchaser, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Purchaser;

v.
no consent, approval, authorization or order of, or qualification with, any governmental body or agency or authorities is required for the execution, delivery and performance by the Purchaser of its obligations under this Agreement;

vi.
the Sale Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and are being offered and sold in a transaction exempted from the registration requirements of the Securities Act, and are “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act;

vii.	the Purchaser agrees that it will deliver the letter attached as Attachment A hereto on or prior to the Settlement Day;

viii.
none of the Purchaser or any of its affiliates (as defined in Rule 501(b) of Regulation D under the Securities Act) or anyone acting on behalf of any of them has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D under the Securities Act) in connection with the offering of the Sale Shares in the United States;

ix.
the Purchaser shall use all reasonable endeavours to fulfill or procure the fulfillment of the condition in Section 6(A) of the Agreement as soon as possible and in any event on or before June 19, 2008 (or such later date as the Parties may mutually agree) and shall notify each of the Sellers in writing upon satisfaction of such condition;

x.
the Purchaser shall use all reasonable endeavours to post a circular to its shareholders on or before June 5, 2008 (or such later date as the Parties may mutually agree), which shall, unless prohibited by the HKSE, contain notice of a general meeting of the Purchaser which shall propose the resolution referred to in Section 6(A) of the Agreement; and

xi.
the Purchaser Shares to be issued to each Seller pursuant to the Agreement have been duly and validly authorized and, when issued and delivered in accordance with the terms of the Agreement, will be fully paid-up and non-assessable and free from all pledges, liens, security interests or other encumbrances.

ANNEX IV

Indemnity

Each Seller agrees to, severally but not jointly, indemnify and keep indemnified and hold harmless the Purchaser on its behalf and on trust for its affiliates (excluding such Seller), officers, directors, agents and employees (each an “indemnified person”) from and against any and all losses, claims, damages or liabilities or, in each case, actions in respect thereof, related to or arising out of any breach of the representations and warranties of such Seller contained in the Agreement (“Losses”) and will reimburse any indemnified person for all reasonable expenses (including legal fees) as they are reasonably incurred by such indemnified person (with such amount of indemnity to be paid to the Purchaser to cover all Losses suffered, made or incurred by such indemnified party) in connection with preparing or defending any such action or claim, whether or not in connection with pending or threatened litigation in which such indemnified person is a party.  Each Seller will not, however, be responsible for any claims, liabilities, losses, damages or expenses that result primarily from an indemnified person’s bad faith, willful default or negligence.

In this clause, “affiliate” of any person means any other person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or under common control with, such persons; “controlling person” means any person who controls any other person; “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management, policies or activities of the person, whether through the ownership of securities, by contract or agency or otherwise; and the term “person” is deemed to include a partnership.

In case any proceeding (including any governmental investigation) which is the subject of this indemnity shall be instituted involving any indemnified person, such indemnified person shall promptly notify such Seller (the “indemnifying person”) in writing and the indemnifying person, upon receipt of such notice from the indemnified person, shall have the right, but not the obligation, to assume the defence thereof and to retain counsel reasonably satisfactory to the indemnified person to represent the indemnified person in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding.  In any such proceeding, any indemnified person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified person unless (i) the indemnifying person has elected not to retain, or has otherwise failed within a reasonable time to retain, counsel reasonably satisfactory to the indemnified person, (ii) the indemnifying person and the indemnified person shall have mutually agreed to the retention of such counsel or (iii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying person and the indemnified person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying person shall not, in respect of the legal expenses of any indemnified person in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed within a reasonable time of their being incurred.  Such firm shall be designated in writing by the Purchaser, after consultation with the indemnifying person, and shall be reasonably satisfactory to the indemnifying person.  The indemnifying person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying person agrees to indemnify the indemnified person from and against any loss or liability by reason of such settlement or judgment.  No indemnifying person shall, without the prior written consent of the indemnified person, effect any settlement of any pending or threatened proceeding in respect of which any indemnified person is or could have been sought hereunder by such indemnified person, unless such settlement includes an unconditional release of such indemnified person from all liability on claims that are the subject matter of such proceeding.

Any liability of each Seller under the indemnity provided under this Annex shall be limited to an amount equal to the aggregate purchase price of such Seller’s Sale Shares sold under the Agreement.

ATTACHMENT A
to
ANNEX III

[Letterhead of Samson Holding Ltd.]

[Date]

Sun Fortune Investments Limited
13/F, No. 200
Sec. 4, Wen Shin Road
Taichung, Taiwan
Republic of China

Trade Decade Limited
13/F, No. 200
Sec. 4, Wen Shin Road
Taichung, Taiwan
Republic of China

Re: Purchase of shares of common stock (the “Shares”) of Furniture Brands International, Inc. (the “Company”)

Ladies and Gentlemen:

In connection with our purchase of the Shares:

1.           We understand that no offering document or prospectus has been prepared in connection with the offering of the Shares.

2.           We acknowledge that (a) we may not rely on any investigation that the Sellers, any of their affiliates or any person acting on their behalf may have conducted with respect to the Shares or the Company, and none of such persons has made any representation to us, express or implied, with respect to the Shares or the Company; (b) we have conducted our own investigation with respect to the Shares and the Company; and (c) we have received all information that we believe is necessary or appropriate in connection with our purchase of the Shares.

3.           We confirm that (a) we are a “qualified institutional buyer” (“QIB”) as defined in Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), that is able to bear the economic risk of an investment in the Shares, (b) we are acquiring such Shares for our own account or for the account of a QIB and (c) if we are acquiring the Shares for the account of one or more QIBs, we have sole investment discretion with respect to each such account and we have full power to make the acknowledgements, representations and agreements contained in this letter on behalf of each such account.

4.           We understand that the Shares are not being and will not be registered under the Securities Act, are being offered and sold to us in a transaction that is exempted from the registration requirements of the Securities Act and are “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act. We also agree that we will not offer or sell the Shares except in an “offshore transaction” (as that term is defined in Regulation S of the Securities Act) in reliance of Regulation S or in a transaction exempted from the registration requirements of the Securities Act.

Very truly yours,

SAMSON HOLDING LTD.

By:
(Title)